SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 2)



                                  Lodgian, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   54021P106
         --------------------------------------------------------------
                                 (CUSIP Number)

                                  John M. Lang
                           Lang Capital Partners, LLC
                      3399 Peachtree Road, N.E., Suite 2050
                             Atlanta, Georgia, 30326
                                 (404) 812-9003
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 8, 1999
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 54021P106.

                                  SCHEDULE 13D

--------------------                                        --------------------
CUSIP NO. 54021P106                                         PAGE 2 OF 3 PAGES
--------------------                                        --------------------

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1    NAME OF REPORTING PERSON
     John M. Lang
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [ ]
                                                                         (B) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                7     SOLE VOTING POWER
                      326,116
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          326,116
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       326,116
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.2%
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14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

--------------------                                        --------------------
CUSIP NO. 54021P106                                         PAGE 3 OF 3 PAGES
--------------------                                        --------------------


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of June 8, 1999, the Reporting Person resigned his position as manager of several limited liability companies which act as the general partners of limited partnerships which own stock of the Issuer. The Reporting Person has resigned from the position of manager of ProTrust Holdings, LLC (the general partner of ProTrust Properties IV, Ltd.), ProTrust Holdings II, LLC (the general partner of ProTrust Properties V, Ltd.), Hotel Investors, LLC (the general partner of Hotel Investors, L.P.), and ProTrust Equity Partners, LLC (the general partner of ProTrust Equity Growth Fund I, L.P.).

             (b) Number of shares of Common Stock as to which the Reporting Person has:

                  (i) Sole power to vote or direct the vote: 326,116

                  (ii) Shared power to vote or direct the vote: 0

                  (iii) Sole power to dispose or direct the disposition: 326,116

                  (iv) Shared power to dispose or direct the disposition: 0

            (c)   N/A

            (d)   N/A

            (e) The Reporting Person resigned from the position of manager of the entities indicated in Item 5(a), above, on June 8, 1999.

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 18, 1999



                                          /S/ JOHN M. LANG
                                          --------------------------------------
                                          John M. Lang